RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

EXHIBIT 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2008	2007	2006	2005	2004
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,685	$1,613	$1,364	$1,130	$948
Capitalized interest	(44)	(35)	(21)	(11)	(7)
Depreciation of capitalized interest	17	15	14	14	13
Dividends from less than 50%-owned companies carried at equity	24	8	9	17	11

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,682	$1,601	$1,366	$1,150	$965

Fixed charges
Interest on long-term and short-term debt	$198	$173	$155	$163	$155
Capitalized interest	44	35	21	11	7
Rental expenses representative of an interest factor	37	34	32	32	29
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	1

Total fixed charges	279	242	208	206	192
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)

Total fixed charges less preferred stock dividends	$279	$242	$208	$206	$191

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$1,961	$1,843	$1,574	$1,356	$1,157
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)

Total earnings less preferred stock dividends	$1,961	$1,843	$1,574	$1,356	$1,156

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	7.0	7.6	7.6	6.6	6.0
RATIO OF EARNINGS TO FIXED CHARGES	7.0	7.6	7.6	6.6	6.1